23000634

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Catalytic Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Beverly Rd
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony P. Giorgio 917-288-6046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Anthony P. Giorgio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Catalytic Capital LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Anthony P. Giorgio
Signature

President
Title

Lissette Flores-Aponte
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

LISSETTE FLORES-APONTE
Notary Public - State of Florida
Commission # HH 25598
Expires on July 30, 2024

State of ____________________
County of ____________________
Subscribed and sworn to (or affirmed) before me on this ____ day of ____________,
_____ by
________________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public ____________________

ion

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Catalytic Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Catalytic Capital, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 21, 2021

CATALYTIC CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$	19,193
Prepaid expenses		3,050
TOTAL ASSETS	$	22,243

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	1,575
TOTAL LIABILITIES		1,575
MEMBER'S EQUITY		20,668
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	22,243

The accompanying notes are an integral part of these financial statements.

CATALYTIC CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

EXPENSES		
Professional fees	$	45,991
Regulatory fees		1,927
Office expenses		570
TOTAL EXPENSES		48,488
Net Loss Before Income Taxes		(48,488)
Provision for Income Taxes		-
Net income (loss)	$	(48,488)

The accompanying notes are an integral part of these financial statements.

CATALYTIC CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBER'S EQUITY, DECEMBER 31, 2019	$	19,156
Member's contributions		50,000
Net income (loss)		(48,488)
MEMBER'S EQUITY, DECEMBER 31, 2020	$	20,668

The accompanying notes are an integral part of these financial statements.

CATALYTIC CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (48,488)
NET CASH USED IN OPERATING ACTIVITIES	(48,488)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	50,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	50,000
NET CHANGE IN CASH	1,512
CASH, BEGINNING OF YEAR	17,681
CASH, END OF YEAR	$ 19,193
SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITY:	
Income taxes paid	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Catalytic Capital LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in October 2012, under the laws of the State of New York. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on May 27, 2014.

The Company is a fully owned subsidiary of CIM International Holdings Co., LLC (the "Parent").

The Company provides mergers and acquisition services and related financial advisory services to institutional clients. It operates out of one office in Purchase, NY.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company anticipates earning fees by providing investment banking and related advisory services. These revenues may include retainer and/or success fees. Generally, this involves the identification of the revenue amount, or transaction price; and its allocation among the required performance obligations, both as set forth under the terms of the engagement agreement. Retainer fees will be recognized over time as the related performance obligations are satisfied. Success fees will be recognized at a point in time when a transaction is consummated within the terms of the agreement.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or State income taxes are provided as they are the responsibility of the Parent.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the years 2017 to 2020 remain subject to examination by taxing authorities.

Leases

The Company shares space with an affiliate under a management services agreement which is cancelable with reasonable notice. This agreement is not subject to ASC 842.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $17,618, which exceeded its requirement by $12,618.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2020, this ratio was .09 to 1.

Note 4 - Ongoing Operations

For the year ended December 31, 2020, the Company did not conduct any securities business and was only able to maintain operations via addition of capital contributions made by the parent company. This inactivity has resulted in substantial operating losses which brings into question the Company's ability to continue as a going concern. The Company's parent is committed to infusing capital as required and has the available financial resources to fund the Company's continued operations.

Note 5 – Related Party Transactions

On January 23, 2013, the Company entered into a Management Services Agreement ("Agreement") with CIM Partners LLC ("Affiliate"). Pursuant to the Agreement, certain management and administrative expenses which might otherwise have been paid and recorded by the Company, are paid for and recorded by the Affiliate. During the year ended December 31, 2020, the Affiliate paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, and (c) other general and administrative expenses. During the year ended December 31, 2020, approximately $24,000 in expenses were paid for and recorded by the Affiliate under the agreement. The Company has no obligation to reimburse its Affiliate for these expenses. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

Note 6 – Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 8 – Recently Issued Accounting Pronouncement

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

CATALYTIC CAPITAL LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2020

SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	20,668
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		3,050
NET CAPITAL		17,618
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	12,618
AGGREGATE INDEBTEDNESS	$	1,575
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.09 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not and will not carry accounts of or for customers and does not and will not carry PAB accounts.

See report of independent registered public accounting firm

Catalytic Capital LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Catalytic Capital LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Catalytic Capital LLC does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, (the "Identified Exemption"), and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not and will not carry accounts of or for customers and does not and will not carry PAB accounts, (2) Catalytic Capital LLC business activities are, and will remain, limited to business activities in the private placement of securities and merger and acquisition advisory services, and (3) Catalytic Capital LLC stated that Catalytic Capital LLC met the Identified Exemption throughout the year ended December 31, 2020 without exception. Catalytic Capital LLC's management is responsible for compliance with the Identified Exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Catalytic Capital LLC's compliance with the Identified Exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Catalytic Capital LLC and the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not and will not carry accounts of or for customers and does not and will not carry PAB accounts.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
January 21, 2021

Exemption Report
December 31, 2020

We, as members of the management of Catalytic Capital, LLC ("Company"), are responsible for compliance with the annual reporting requirements of 17a-5 of the Securities and Exchange Commission Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority. Management of the Company hereby makes the following assertions:

- The Company does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, (the "Identified Exemption"), and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not and will not carry accounts of or for customers and does not and will not carry PAB accounts.

- The Company's business activities are, and will remain, limited to business activities in the private placement of securities and merger and acquisition advisory services.

- The Company met the Identified Exemption throughout the year ended December 31, 2020 without exception.

I, Anthony Giorgio, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Anthony Giorgio, President